SEC FILE NUMBER
001-33902

CUSIP NUMBER
302709100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
FX Real Estate and Entertainment Inc.

Full Name of Registrant

Former Name if Applicable

650 Madison Avenue

Address of Principal Executive Office (Street and Number)
New York, New York 10022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) could not be filed within the prescribed time period because of the Registrant’s transition to a new independent registered public accounting firm for the fiscal year ended December 31, 2009. The new independent registered public accounting firm was appointed by the Registrant’s audit committee on November 2, 2009, as described in the Registrant’s Current Report on Form 8-K dated November 2, 2009 that was filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2009. The Registrant’s new independent registered public accounting firm and its former independent registered public accounting firm have not completed certain aspects of their review of the Registrant’s consolidated financial statements to be included in the Form 10-K. The Registrant expects to file the Form 10-K within the extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gary McHenry	(702)	650-1400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects revenue to be approximately $19.5 million for the fiscal year ended December 31, 2009, compared to approximately $6.0 million the prior year. This increase in revenue is attributable primarily to the Registrant no longer classifying any of the operations of its remaining Las Vegas subsidiary (including its predecessors) as incidental operations as was done in the first nine months of 2008. The Registrant expects a net loss of approximately $114.1 million for the fiscal year ended December 31, 2009, as compared to approximately $461.8 million the prior year. Substantially all of the Registrant’s business was through its Las Vegas subsidiary, as owner of certain Las Vegas property. The Registrant’s Las Vegas subsidiary is in default under its $475 million mortgage loan, which is secured by the Las Vegas property. The Las Vegas property is not operated or managed by the Registrant’s Las Vegas Subsidiary because the property is under the control of a court-appointed receiver. The Registrant believes that the Las Vegas property will be liquidated, either through a trustee’s sale in accordance with the procedures under Nevada law or through a bankruptcy filing pursuant to a lock up agreement with the first lien lenders and/or the second lien lenders under the mortgage loan, as described in the Registrant’s prior SEC filings. In either event, it is extremely unlikely the Registrant will receive any benefit as a consequence of the foregoing. The loss of the Las Vegas property, which is substantially the entire business of the Registrant, would have a material adverse effect on the Registrant’s business, financial condition, prospects, and ability to continue as a going concern. If the Registrant is to continue, then a new or different business will need to be developed and there is no assurance that such a business could or would be possible or that the Registrant could obtain the necessary financing to allow implementation of such business. Furthermore, the Registrant is in severe financial distress and may not be able to continue as a going concern. The Registrant has no current cash flow and cash on hand is not sufficient to fund its past due obligations and short-term liquidity needs, including its ordinary course obligations as they come due.

FX Real Estate and Entertainment Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By:	/s/ Gary McHenry

Principal Financial Officer

NY 240190331